UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 13, 2022

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 13, 2022

Sumitomo Mitsui Financial Group, Inc.

(Securities Code: 8316)

Notice regarding Partial Amendments to Articles of Incorporation

Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that SMFG’s Board of Directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 20th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2022, as follows:

1. Purpose of Amendments

The provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will come into effect on September 1, 2022, and a system for providing informational materials for general meetings of shareholders in electronic format shall be established. In order to prepare for the establishment of the system, SMFG proposes to delete a provision of the existing Articles of Incorporation regarding disclosure by internet of reference documents, etc. for shareholders meeting and deemed provision as it is no longer necessary, to establish a new provision regarding measures for providing information that constitutes the content of the reference documents, etc. for the shareholders meeting in electronic format, and to make other necessary amendments.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: June 29, 2022

Scheduled effective date of the proposed amendments to the Articles of Incorporation: June 29, 2022

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision)

Article 25. In connection with convocation of a general meeting of shareholders the Corporation may deem that the information relating to the matters to be described or shown in the reference documents for the shareholders meeting, the business report, financial statements and the consolidated financial statements, is provided to the shareholders by disclosing such information by internet as provided in the relevant Ministerial Ordinance of the Ministry of Justice.

(Newly established)

(Newly established)

Supplementary Provisions

(Deleted)

(Measures for Providing Information in Electronic Format, etc.)

Article 25.

1.  In connection with convocation of a general meeting of shareholders the Corporation shall take measures for providing information that constitutes the content of the reference documents, etc. for the shareholders meeting in electronic format.

2.  Among the matters for which the measures for providing information in electronic format will be taken, the Corporation may exclude all or some of the matters specified by the applicable Ordinance of the Ministry of Justice in documents delivered to shareholders who have requested the delivery of materials in paper-based format by the record date for voting rights.

Supplementary Provisions

(Effective Date of Providing Information in Electronic Format, etc.)

(Newly established)

Article 2. The amendments to Article 25 of the Articles of Incorporation at the 20th ordinary general meeting of shareholders shall come into effect on the date (hereinafter referred to as the “Effective Date”) when the provisions stipulated in the proviso to Article 1 of the supplementary provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) come into force. This Article 2 shall be deleted after the lapse of six months from the Effective Date or the lapse of three months from the date of the general meeting of shareholders set forth in the following Article, whichever is later.

(Transitional Measures Concerning Disclosure by Internet of Reference Documents, etc. for Shareholders Meeting and Deemed Provision)
(Newly established)

Article 3. Notwithstanding the provisions of the foregoing Article, Article 25 of the Articles of Incorporation prior to the amendments at the 20th ordinary general meeting of shareholders shall remain in force with respect to a general meeting of shareholders to be held on a date within six months from the Effective Date. This Article 3 shall be deleted after the lapse of six months from the Effective Date or the lapse of three months from the date of the general meeting of shareholders set forth in this Article, whichever is later.